UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 26, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X           Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X
Enclosure: Press release
ANGLOGOLD ASHANTI ENTERS DEFINITIVE JOINT VENTURE
AGREEMENT WITH OKIMO REGARDING THE AGK PROJECT IN THE
DEMOCRATIC REPUBLIC OF CONGO

news release

AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
26 March 2010
ANGLOGOLD ASHANTI ENTERS DEFINITIVE JOINT VENTURE AGREEMENT WITH
OKIMO REGARDING THE AGK PROJECT IN THE DEMOCRATIC REPUBLIC OF CONGO
AngloGold Ashanti is pleased to announce that it has entered into a definitive joint venture agreement (JVA) with l’Office des Mines d’Or de Kilo-Moto (OKIMO) relating to the development of the Ashanti Goldfields Kilo (AGK) project in the Democratic Republic of Congo
(DRC) and the transfer of the exploitation permits to AGK. The JVA and ancillary documentation has been entered into in terms of the findings of the review of the Mining
Convention by the DRC Government which was completed in February 2009.
``This agreement allows us to move forward with an enormously prospective exploration programme from which we expect to develop another world class gold project,” Chief
Executive Officer Mark Cutifani said. “It also allows us the opportunity to generate prosperity for local communities and the country as a whole, which is a critical part of creating a sustainable operating model in this region.”
“By signing this agreement, the parties responded positively to the requirements of the DRC
Government in relation to the review of the AGK mining convention“, Willy Bafoa Lifeta, Chief
Executive Officer of OKIMO, said. “This agreement also has the advantage to allow OKIMO to regain its position as a mining operator in the ITURI district (KILO sector) by having its own infrastructures and mineral deposits outside of the AGK project area”.
Under the JVA, AngloGold Ashanti and OKIMO agree to jointly develop the AGK project through the joint company AGK, in which AGA holds an 86.22% interest and OKIMO holds the remaining 13.78%. The JVA provides for the exploitation permits to be transferred from
OKIMO to AGK covering an area of approximately 6,000 km
2
in the Ituri district in the
northeastern DRC. This includes the Mongbwalu project where a mineral resource of approximately 3 million ounces has been identified by previous exploration work and where further exploration and feasibility studies are currently taking place.
In addition, greenfields exploration programs are planned throughout the AGK project area.
Through these greenfields exploration activities, AGK has agreed to return to OKIMO approximately 30% of the AGK project area over a period of three years, at a rate of about
600km
2
a year. AGK, however, may delay such returns by up to a further two years to facilitate an element of flexibility in the exploration programs.
2
It has been agreed that an area of approximately 121 km   located around the towns of Bambu
and Nizi, where OKIMO’s existing operations and headquarters are situated, will not initially be part of the AGK project. AngloGold Ashanti and OKIMO have agreed that AngloGold
Ashanti will have a right to explore this area at its own cost subject to a program that will be discussed jointly with OKIMO. Should AngloGold Ashanti identify deposits having an inferred mineral resource of more than 1.5 million ounces, then the two parties will develop up to two such deposits in terms of a separate joint venture agreement which both parties have undertaken to negotiate expediently and in good faith. OKIMO has further agreed that it will not be entitled to transfer all or any part of this area to any third party until such a joint venture agreement (including provisions for the transfer of the two deposits referred to above)
has been agreed with AngloGold Ashanti. Thereafter, any transfer of all or part of this area to any third party will be subject to pre-emptive rights in favour of AngloGold Ashanti.

Ancillary documentation entered into in terms of the JVA includes:
1.   the protocol entered into between the Government of the DRC and AngloGold Ashanti and OKIMO under which AngloGold Ashanti and OKIMO have secured certain undertakings and commitments from the Government of the DRC in respect of the
AGK project, including security of tenure as long as AGK is in compliance with DRC mining legislation and for such time as eh AGK project is in commercial production, as well as the existing DRC mining legislation and fiscal regime under which the AGK project will operate;
2.   the exploitation permit transfer deeds for the transfer of these from OKIMO to AGK;
3.   the termination agreement of the existing amodiation agreement. The termination will be effective upon the transfer of the exploitation permits;
4.   the financing agreement between AngloGold Ashanti and AGK (no new capital will be issued in AGK until the first AGK project is constructed and mining commences.
Consequently, AngloGold Ashanti will finance AGK with interest bearing shareholder loans until then);
5.   the financial and technical assistance agreement pursuant to which AGK undertakes to provide technical and financial assistance, by way of loans, to OKIMO for a total amount of up to US$5 million;
6.   the technical services agreement pursuant to which AngloGold Ashanti will provide technical and administrative services to AGK; and
7.   the loan agreement between AGK and OKIMO aggregating all loans as advanced and to be advanced from AGK to OKIMO including any loans under the financial and technical assistance agreement and for other payments as made by AGK on behalf of
OKIMO under the JVA which are agreed to be repayable by OKIMO to AGK.
Under the JVA and ancillary documentation a total amount of US$1.25m is payable by AGK to the Government of DRC and approximately US$10.6m is payable by AGK to, or on behalf of,
OKIMO as compensation for the loss of rent and payment of surfaces rights arrears. Of this amount, approximately US$4.33m is repayable by OKIMO to AGK under the loan agreement between AGK and OKIMO.
ENDS
Contacts
Tel:
Mobile:
E-mail:
Alan Fine (Media) +27 (0) 11 637 6383 + 27 (0) 83 325 0757 afine@AngloGoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors) +27 (0) 11 637-6339 +27 (0) 71 608 0991 sntuli@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 +1 646 338 4337 sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the completion of announced mergers and acquisitions transactions, , AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-
looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold
Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on 27 March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on
May 5, 2009 as amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 26, 2010
By: /s/ L Eatwell
Name: L EATWELL
Title:    Company Secretary